Navios Maritime Partners L.P. Reports Financial Results for
the First Quarter of 2008

•	New Vessel Dropdown from Navios Maritime Holdings Inc.
•	Quarterly Cash Distribution of $0.35 per unit
•	Operating Surplus of $7.2 million for the Quarter

PIRAEUS, GREECE, April 22, 2008 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: “NMM”), an owner and operator of Capesize and Panamax vessels, today reported its financial results for the first quarter of 2008.

Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “We are pleased with the results of the first quarter of 2008 and are announcing a quarterly cash distribution of $0.35 for each unit. We are also delighted to announce the dropdown of Navios Aurora by Navios Holdings. This is the first vessel to be dropped into Navios Partners that was not predetermined at the time of the public offering. This dropdown reflects Navios Holdings’ commitment to the success of Navios Partners, besides demonstrating our ability to grow our fleet and distributable cash flow.”

Ms. Frangou continued, “the financing for Navios Aurora will have the same credit terms as were obtained almost six months ago which speaks well of our business model and banking relationships, in this difficult credit environment. We anticipate that Navios Aurora will contribute to earnings beginning in the third quarter of 2008.”

New Vessel Drop Down

Navios Partners has agreed to purchase from Navios Maritime Holdings Inc. (“Navios Holdings”) the Navios Aurora for a price of $80.0 million. Navios Aurora is a 2005 Japanese built Panamax vessel with a capacity of 75,397 dwt. Navios Partners will finance the acquisition with a $35.0 million drawdown under a new tranche to its existing credit facility. The new tranche will have an interest rate of Libor plus 80 bps adjustable based on loan to value ratio. No principal payments would be required to be made until the first quarter of 2012. The remaining $45.0 million will be paid through the issuance of common units of Navios Partners. These common units will be issued at the average trading price for the 10 days immediately preceding the date the Navios Aurora is acquired, which is scheduled for July 1, 2008.

Navios Aurora has been chartered out at a net rate of $33,863 per day for a period of five years commencing on August 16, 2008. The current charter having a daily net rate of $24,063 expires on August 15, 2008. The annualized EBITDA is expected to be approximately $10.8 million.

The acquisition of Navios Aurora is expected to be accretive and would increase distributable cash flow to the existing unitholders by approximately $0.10 on an annualized basis. This assumes issuance of the new common units around current market prices.

Following the acquisition of Navios Aurora, the operational fleet of Navios Partners will expand to nine drybulk vessels, consisting of one Capesize and eight Panamax vessels.

Recent Developments

In March 2008, Navios Partners took delivery of the Navios Aldebaran, a newbuilding Panamax vessel of 76,500 dwt. The Navios Aldebaran came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered out the vessel for a period of five years at a net daily charter-out rate of $28,391.

It is anticipated that Navios Partners will take ownership in April 2008 of the Fantastiks, a 2005-built Capesize vessel with a capacity of 180,265 dwt. This vessel is already part of Navios Partners’ operational fleet and its purchase option was exercised in October 2007 at a price of $34.2 million. The current market value of the vessel is estimated at approximately $150.0 million per Clarkson Research Services Ltd.

Secure Cash Flow

Navios Partners has entered into long-term time charters for nine vessels with a remaining average term of 5.2 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted 100.0% its available days on a charter-out basis for 2008, 2009 and 2010 respectively, equivalent to $75.4 million, $95.3 million and $104.1 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $24,727, $27,487 and $28,524 for 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2008 is $13,410.

Operating Expense Visibility

Navios Partners has entered into a five year management agreement with a subsidiary of Navios Holdings with the first two years commencing on November 16, 2007, fixed at (i) $4,000 per day for each owned Panamax vessel and (ii) $5,000 for each owned Capesize vessel.

Cash Distribution

As announced on April 22, 2008, the Board of Directors of Navios Partners has declared a cash distribution for the first Quarter of 2008 of $0.35 per unit ($1.40 per unit on an annualized basis). The distribution, $6.5 million in total, is payable on May 14, 2008 to unitholders of record as of May 5, 2008. This is the second quarterly cash distribution since the Company’s IPO in November 2007.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month period ended March 31, 2008. We do not present similar information for periods prior to the IPO because we believe that those periods are not necessarily comparable given the change in the nature and focus of the business. For example it is the policy of Navios Partners’ not to trade FFAs, whereas certain prior periods contain such transactions. In addition, certain agreements such as the management agreement were first effective as of November 16, 2007.

(unaudited) Three Month Period Ended March 31, 2008 ($ ‘000)
Time charter and voyage revenue	$14,320
Time charter and voyage expenses	(2,821)
Direct vessel expenses	(144)
Management fees	(1,820)
General and administrative expenses	(496)
Depreciation and amortization	(2,764)
Interest expense and finance cost, net	(2,473)
Interest income	48
Other expense	(3)
Net income	$3,847

EBITDA	$9,180
Operating Surplus	$7,156

For the three month period ended March 31, 2008, Navios Partners’ time charter revenue amounted to $14.3 million whereas time charter expenses for the same period were $2.8 million. Other expenses including management fees and general and administrative expenses amounted to $2.3 million.

EBITDA for the three month period ended March 31, 2008 was $9.2 million (please see Reconciliation of Non-GAAP Financial Measures).

Reserve for estimated maintenance and replacement capital expenditures for the three month period ended March 31, 2008 was $2.1 million. Maintenance and replacement capital expenditures represent expenditures required to maintain, over the long term the operating capacity of Navios Partners’ capital assets.

Navios Partners generated an operating surplus for the period of $7.2 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other Master Limited Partnerships (please see Reconciliation of Non-GAAP Financial Measures).

Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $2.9 million and interest expense and finance cost related to the facility agreement of $165.0 million was $2.5 million.

Net income for three month period ended March 31, 2008 was $3.8 million.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three month period ended March 31, 2008.

Three Month Period Ended March 31, 2008
(Unaudited)
Available Days (1)	635
Operating Days (2)	635
Fleet Utilization (3)	100.0%
Time Charter Equivalent (per day)	$22,565
(1)

Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Conference Call details:

As announced, today, at 8:30 am EDT, the Company’s management will host a conference call to discuss the results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

US Toll Free Dial In: +1866 819 7111

UK Toll Free Dial In: +0800 953 0329

International Dial In: +44 (0) 1452 542 301

Please quote “NAVIOS MLP”.

In case of any problems with the above numbers, please dial:

US Toll Free Dial In: +1866 223 0615

UK Toll Free Dial In: +0800 694 1503

International Dial In: +44 (0) 1452 586 513

Please quote “NAVIOS MLP”.

A telephonic replay of the conference call will be available until April 29, 2008 by dialing the following numbers:

US Toll Free Dial In: +1866 247 4222

UK Toll Free Dial In: +0800 953 1533

International Dial In: +44 1452 550 000

Access Code: 33433537#

Slides and audio webcast:

There will also be a live, and then archived webcast of the conference call, through the NAVIOS MARITIME PARTNERS L.P. website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT NAVIOS MARITIME PARTNERS L.P.

Navios Maritime Partners L.P. (NYSE: NMM), an owner and operator of Capesize and Panamax vessels, was formed by Navios Maritime Holdings Inc., a large, global, vertically integrated seaborne shipping and logistics company, with over 50 years of operating history in the drybulk shipping industry.

Navios Partners currently operates a fleet of eight drybulk carriers comprised of five owned Panamax vessels, one chartered in Capesize vessel and two chartered-in Panamax vessels. The fleet has a total carrying capacity of 702,600 dwt and with an average age of approximately 5.8 years (based on dwt). For more information, please visit our website at www.navios-mlp.com

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:

Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com

Exhibit 2 displays the “core fleet” employment profile of Navios Partners.

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US Dollars)

	December 31, 2007	March 31, 2008
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$10,095	$10,363
Restricted cash	797	3,136
Accounts receivable, net	381	528
Prepaid expenses and other current assets	39	46
Total current assets	11,312	14,073
Vessels, net	135,976	134,012
Deferred financing costs, net	1,811	1,762
Deferred dry dock and special survey costs, net	1,171	1,027
Favorable lease terms	54,784	53,484
Total non-current assets	193,742	190,285
Total assets	$205,054	$204,358
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$570	$247
Accrued expenses	1,431	3,816
Deferred voyage revenue	153	698
Amounts due to related parties	4,458	1,044
Total current liabilities	6,612	5,805
Long term debt, net of current portion	165,000	165,000
Unfavorable lease terms	6,656	6,156
Total non-current liabilities	171,656	171,156
Total liabilities	178,268	176,961
Commitments and contingencies	—	—
Partners’ Capital:
Common Unitholders (10,500,000 units issued and outstanding at December 31, 2007 and March 31, 2008)	194,265	196,103
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007 and March 31, 2008)	(159,759)	(160,998)
General Partner (369,834 units issued and outstanding at December 31, 2007 and March 31, 2008)	(7,720)	(7,708)
Total partners’ capital	26,786	27,397
Total liabilities and partners’ capital	$205,054	$204,358

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars except unit and per unit amounts)

	Three Month Period Ended March 31, 2007	Three Month Period Ended March 31, 2008
	(unaudited)	(unaudited)
Time charter and voyage revenue	$10,516	$14,320
Time charter and voyage expenses	(1,003)	(2,821)
Direct vessel expenses	(1,564)	(144)
Management fees	—	(1,820)
General and administrative expenses	(244)	(496)
Depreciation and amortization	(1,991)	(2,764)
Interest expense and finance cost, net	(1,281)	(2,473)
Interest income	—	48
Other income	27	—
Other expense	(28)	(3)
Income before income taxes	4,432	3,847
Deferred income tax	224	—
Net income	$4,656	$3,847

Earnings per unit:

	Three Month period Ended March 31, 2007	Three Month period Ended March 31, 2008
	(unaudited)	(unaudited)
Net income	$4,656	$3,847
Earnings per unit:
Common unit (basic and diluted)	$—	$0.35
Subordinated unit (basic and diluted)	$0.60	$0.01
General partner unit (basic and diluted)	$0.25	$0.21

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US Dollars)

	Three Month period Ended March 31, 2007	Three Month period Ended March 31, 2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$4,656	$3,847
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,991	2,764
Amortization and write-off of deferred financing cost	34	49
Amortization of deferred dry dock costs	129	144
Deferred taxation	(224)	—
Changes in operating assets and liabilities:
Increase in restricted cash	—	(2,339)
Decrease (increase) in accounts receivable	22	(147)
Increase in prepaid expenses and other current assets	(414)	(7)
Increase (decrease) in accounts payable	24	(323)
Increase in accrued expenses	861	2,385
Increase in deferred voyage revenue	381	545
Decrease in amounts due to related parties	(6,776)	(3,414)
Payments for dry dock and special survey costs	(3)	—
Net cash provided by operating activities	681	3,504
FINANCING ACTIVITIES:
Cash distribution paid	—	(3,236)
Debt issuance costs	(681)	—
Net cash provided by (used in) financing activities	(681)	(3,236)
Increase in cash and cash equivalents	—	268
Cash and cash equivalents, beginning of period	—	10,095
Cash and cash equivalents, end of period	$—	$10,363
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$517	$—
Non-cash investing and financing activities:
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contracts (Fantastiks in 2007)	$33,703	$—

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Original Charter Expiration Date/ New Charter Expiration Date (1)	Original Charter Out Rate/ New Charter Out Rate per day (2)
Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	24,225
Navios Libra II	Panamax	1995	70,136	December 2010	23,513
Navios Felicity	Panamax	1997	73,867	April 2008/	9,595
				April 2013	26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	21,937
Navios Alegria	Panamax	2004	76,466	December 2010	23,594

Owned Vessels to be delivered (1)
Navios TBN I	Capesize	Expected delivery June 2009	180,000	June 2014	47,400
Navios Aurora (2)	Panamax	2005	75,397	August 2008	24,063
				August 2013	33,863

Long term Chartered-in Vessels
Navios Prosperity	Panamax	2007	82,535	July 2012	24,000
Fantastiks (3)	Capesize	2005	180,265	March 2011	32,279
				March 2014	36,290
Navios Aldebaran	Panamax	2008	76,500	March 2013	28,391

(1)	Navios Partners has the option to acquire the capital stock of the subsidiary that will own Capesize vessel TBN II.
(2)	Navios Aurora (to be renamed “Navios Aurora 1”) is expected to be acquired from Navios Holdings on July 1, 2008.
(3)	Fantastiks is expected to be delivered into the owned fleet in April 2008 and will be renamed “Navios Fantastiks”.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and because EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets.

Operating surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

3. Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:
–	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures)
–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or
–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

Three Month Period Ended March 31, 2008
Net Income	3,847
Adjustments to net income:
Depreciation and amortization	2,908
Interest expense and finance cost	2,473
Interest income	(48)
EBITDA	9,180
Cash interest income	48
Maintenance and replacement capital expenditures	(2,072)
Operating surplus	7,156
Recommended reserves	(684)
Available cash for distribution	6,472